SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
American Shared Hospital Services
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

Raymond C. Stachowiak American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

Robert B. Murphy, Esq.

Dykema Gossett PLLC

1300 I Street, N.W., Suite 300 East

Washington, DC 20005

Tel. No.: (202) 906-8721

October 22, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	Names of Reporting Persons. Raymond C. Stachowiak
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 597,619
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 597,619
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 597,619
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%*
14.	Type of Reporting Person (See Instructions) IN

* Based on 5,361,370 shares of Common Stock reported as outstanding by the Issuer as of October 22, 2014.

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed on June 17, 2014 (“Original Schedule 13D”), by Mr. Raymond C. Stachowiak (“Reporting Person”), relating to the common stock, no par value (“Common Stock”) of American Shared Hospital Services, a California corporation (“Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

Information given in response to each Item herein shall be deemed incorporated by reference in all other Items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment supplements Item 2 of the Original Schedule 13D by adding the following:

The Reporting Person expended $220,000 of personal funds to purchase the securities that are the subject of this Amendment.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) The Reporting Person beneficially owns 597,619 shares of Common Stock, representing approximately 11.1% of the outstanding shares of Common Stock, including 13,000 shares that may be acquired by the Reporting Person within the next 60 days.

(b) The Reporting Person has sole power to vote and to dispose of 597,619 shares of Common Stock.

(c) On October 22, 2014, the Reporting Person purchased 100,000 shares of Common Stock from the Issuer in a private offering at the preceding day’s NYSE closing price of $2.20 per share, for an aggregate purchase price of $220,000 (the “October Private Placement”). At the same time, the Reporting Person acquired warrants from the Issuer to purchase 100,000 shares of Common Stock at $2.20 per share (the “Warrants”), in connection with an unsecured $500,000 loan by the Reporting Person to the Issuer in the form of a promissory note (the “Note”). The Warrants are not exercisable for one year and expire on the third anniversary of the issue date. The shares of Common Stock underlying the Warrants have certain limited registration rights. The Reporting Person did not effect any other transactions in the Common Stock during the past sixty days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment supplements Item 6 of the Original Schedule 13D by adding the following:

In connection with the October Private Placement, the Reporting Person entered into a Common Stock Purchase Agreement with the Issuer (the “October Purchase Agreement”), which incorporated the same standstill requirements and registration rights as disclosed in the Original Schedule 13D. The Issuer, Reporting Person and certain other persons also entered into a Note and Warrant Purchase Agreement (the “Note Purchase Agreement”) at the same time. Interest on the Note is payable monthly at 15% per annum and all unpaid principal, together with any unpaid and accrued interest is due and payable on October 22, 2017. The Note is subject to special mandatory redemption upon the occurrence of certain corporate events of the Issuer and may be prepaid by the Issuer on or after December 31, 2015.

The foregoing description of the October Purchase Agreement and the Note Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text thereof filed with this Amendment as Exhibit 99.1 and 99.2, respectively.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Common Stock Purchase Agreement, dated as of October 22, 2014, between American Shared Hospital Services, a California corporation, and Mr. Raymond C. Stachowiak and RCS Investments, Inc., an Illinois corporation.*

99.2	Note and Warrant Purchase Agreement, dated as of October 22, 2014, between and among American Shared Hospital Services, a California corporation, and Mr. Raymond C. Stachowiak, RCS Investments, Inc., an Illinois corporation, John F. Ruffle and Mert Ozyurek.*

_______________________

*	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 27, 2014.

/s/ RAYMOND C. STACHOWIAK
Raymond C. Stachowiak

EXHIBIT INDEX

Exhibit No.	Description	Page

99.1	Common Stock Purchase Agreement, dated as of October 22, 2014,

between American Shared Hospital Services, a California corporation,

and Mr. Raymond C. Stachowiak and RCS Investments, Inc., an Illinois corporation.*

99.2	Note and Warrant Purchase Agreement, dated as of October 22, 2014,

between and among American Shared Hospital Services, a California corporation, and Mr. Raymond C. Stachowiak, RCS Investments, Inc.,

an Illinois corporation, John F. Ruffle and Mert Ozyurek.*

_______________________

*	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014.